

April 23, 2014

<u>Via E-mail</u>
Corrine L. Scarpello
Chief Financial Officer
Supertel Hospitality, Inc.
1800 West Pasewalk Avenue, Suite 200
Norfolk, NE 68701

     Re: Supertel Hospitality, Inc.
            Preliminary Proxy Statement on Schedule 14A
            Filed April 14, 2014
            File No. 001-34087

Dear Ms. Scarpello:

We have limited our review of your filing to the issue we have addressed in our comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 3: Proposal to Approve Reincorporation in Maryland, page 21

1.   We note that multiple discretionary changes to your charter and bylaws that appear to be material are included in Item 3. Please revise, as appropriate, to separate these multiple items subsumed in Item 3. For those you do not unbundle, please supplementally explain your reasons. We may have further comment. Refer to Rule 14a-4(a)(3) of Regulation 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Guy Lawson, Esq. (Via E-mail)